UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Public Media Works, Inc.

(Name of Issuer)

Common Stock, $.0001 par value

(Title of Class of Securities)

744425109

(CUSIP Number)

Michael Wittlin

141 Normandy Court

Presto, PA 15142

412-527-3222

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 18, 2006

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-19(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 744425109

1.	Names of Reporting Person. I.R.S. Identification Nos. of above person (entities only)

Michael Wittlin
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) Not Applicable
(b) Not Applicable
3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

Not Applicable
6.	Citizenship or Place of Organization

United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

5,853,600
8. Shared Voting Power

0
9. Sole Dispositive Power

5,853,600
10. Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

5,853,600
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
Not Applicable
13.	Percent of Class Represented by Amount in Row (11)

18.2%
14.	Type of Reporting Person (See Instructions)

IN

Item 1. Security and Issuer

Common Stock, $.0001 par value, of Public Media Works, Inc.

Executive officers: 14759 Oxnard Street

            Van Nuys, California 91411

Item 2. Identity and Background

(a)	Michael Wittlin

(b)	141 Normandy Court, Presto, Pennsylvania 15142

(c)	Tomorrow’s Horizons Productions, Inc.

141 Normandy Court

Presto, Pennsylvania 15142

(d)	No

(e)	No

(f)	United States

Item 3. Source and Amount of Funds or Other Consideration

On July 18, 2006, Public Media Works, Inc. (the “Company”) agreed with Mr. Wittlin to convert $177,680 of principal of a promissory note previously issued by the Company to Mr. Wittlin into 3,553,600 shares of Common Stock, $.0001 per value, (“Common Stock”) of the Company.

Item 4. Purpose of Transaction

The 3,553,600 shares of Common Stock were acquired by Mr. Wittlin from the Company in connection with the conversion of a promissory note of the Company which was previously issued to Mr. Wittlin. He has no other purpose for acquiring the shares of Common Stock and has no plans or proposals relating to the Company.

Item 5. Interest in Securities of the Issuer

(a)	5,853,600 shares of Common Stock;

18.2%

(b)	Sole power to vote:

5,853,600 shares

Shared power to vote:

0

Sole power to dispose:

5,853,600 shares

Shared power to dispose:

0

(c)	Not Applicable

(d)	Not Applicable

(e)	Note Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not Applicable

Item 7. Material to Be Filed as Exhibits

Not Applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 25, 2006

/s/ Michael Wittlin
Signature

Michael Wittlin
Name/Title

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)